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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                    1-11016
                               (SEC File Number)

                                   020047106
                                 (Cusip Number)
(Check One)

  [ ] Form 10-K and Form 10-KSB        [ ] Form 20-F   [ ] Form 11-K

  [X] Form 10-Q and Form 10-QSB        [ ] Form N-SAR

For Period Ended: November 30, 1995

  [ ] Transition Report on Form 10-K   [ ] Transition Report on Form 20-F

  [ ] Transition Report on Form 11-K   [ ] Transition Report on Form 10-Q

  [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                          PART I: REGISTRANT INFORMATION

                                 ALLWASTE, INC.
                            (Full Name of Registrant)

                           5151 San Felipe, Suite 1600
                              Houston, Texas 77056
                                (713) 623-8777

              (Address of Registrant's Principal Executive Office
                 (Street and Number, City, State and Zip Code))

                       PART II: RULES 12b-25 (b) and (c)

   (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense.

   (b) The subject quarterly report will be filed on or before the fifth calendar day following the prescribed due date.

   (c) The accountant's statement or other exhibits required by Rule 12b-25(c) are not applicable and have not been attached.

                              PART III: NARRATIVE

   The subject quarterly report on Form 10-Q could not be filed within the prescribed time period because the delivery service engaged by the registrant to deliver the Form 10-Q to the registrant's financial printer for filing by such printer through the EDGAR system failed to deliver the report to such printer in time for conversion and transmission through EDGAR. The registrant engaged this delivery service to make a direct delivery from the registrant's offices to the printer's facilities, informed the delivery service of the time constraints involved and allowed ample time for the delivery and transmission of the report through EDGAR to be made in a timely manner. However, failure of the delivery service to comply with the instructions received from the registrant delayed the transmission of the EDGAR filing beyond the filing time deadline of 5:30 p.m.
(EST) as prescribed by Rule 13(a)(2) under Regulation S-T. The registrant's printer has since transmitted the Form 10-Q, and it has been accepted by the Securities and Exchange Commission, as of the commencement of business on the business day following the prescribed due date for the subject quarterly report on Form 10-Q.
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                           PART IV: OTHER INFORMATION

                              William L. Fiedler
                                 Allwaste, Inc.
                 Vice President, General Counsel, and Secretary
                                 (713) 623-8777
(Name and telephone number of person to contact in regard to this notification)

        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify report(s).

        [X] Yes       [ ] No

        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        [ ] Yes      [X] No

                                   SIGNATURE

        Allwaste, Inc. has caused this Notification under Rule 12b-25 to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  January 17, 1996           ALLWASTE, INC.

                               By: /s/ T. WAYNE WREN, JR.
                                       T. Wayne Wren, Jr.
                                       Vice President and
                                        Chief Financial Officer

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